FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	**0001199476**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 6, 2004, Series 2004-4	**333-100675**

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 6, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:________________________________
Name:
Title:

By:________________________________
Name:
Title:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 6, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:____________________________
Name: Michael Commaroto
Title: President

By:____________________________
Name: Peter Cerwin
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Doc Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Stated Documentation	125	43,662,150.00	68.77
Full/Alt	66	19,831,835.00	31.23
Total:	191	63,493,985.00	100.00

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary	186	62,577,685.00	98.56
Investment	5	916,300.00	1.44
Total:	191	63,493,985.00	100.00

Current Principal Bal($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
1 - 100,000	9	747,100.00	1.18
100,001 - 200,000	43	6,580,750.00	10.36
200,001 - 300,000	45	11,337,135.00	17.86
300,001 - 400,000	41	14,455,350.00	22.77
400,001 - 500,000	28	12,668,650.00	19.95
500,001 - 600,000	10	5,618,300.00	8.85
600,001 - 700,000	5	3,172,700.00	5.00
700,001 - 800,000	3	2,237,000.00	3.52
800,001 - 900,000	2	1,737,000.00	2.74
900,001 - 1,000,000	5	4,940,000.00	7.78
Total:	191	63,493,985.00	100.00

Minimum: 49,750.00
Maximum: 1,000,000.00
Average: 332,429.24

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	109	36,813,485.00	57.98
Refinance - Rate Term	52	16,548,100.00	26.06
Refinance - Cashout	30	10,132,400.00	15.96
Total:	191	63,493,985.00	100.00

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single Family Residence	122	43,167,600.00	67.99
PUD	40	12,408,635.00	19.54
Condo	29	7,917,750.00	12.47
Total:	191	63,493,985.00	100.00

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
3.001 - 3.500	2	543,800.00	0.86
3.501 - 4.000	32	12,078,485.00	19.02
4.001 - 4.500	58	21,172,400.00	33.35
4.501 - 5.000	57	18,435,500.00	29.04
5.001 - 5.500	37	10,135,000.00	15.96
5.501 - 6.000	5	1,128,800.00	1.78
Total:	191	63,493,985.00	100.00

Minimum: 3.375
Maximum: 5.875
Weighted Average: 4.541

Originator	Number of Loans	Current Principal Balance	% of Current Principal Balance
GreenPoint Mortgage Funding, Inc.	191	63,493,985.00	100.00
Total:	191	63,493,985.00	100.00

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 - 60.00	2	1,500,000.00	2.36
60.01 - 70.00	11	4,167,250.00	6.56
70.01 - 80.00	175	57,216,535.00	90.11
80.01 - 85.00	1	115,000.00	0.18
85.01 - 90.00	1	91,600.00	0.14
90.01 - 95.00	1	403,600.00	0.64
Total:	191	63,493,985.00	100.00

Minimum: 55.07
Maximum: 94.99
Weighted Average by Original Balance: 77.92

Top States	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	97	40,310,850.00	63.49
Georgia	9	2,758,085.00	4.34
Arizona	12	2,683,900.00	4.23
Florida	10	2,432,000.00	3.83
Colorado	11	2,357,600.00	3.71
New York	3	1,955,000.00	3.08
Other	49	10,996,550.00	17.32
Total:	191	63,493,985.00	100.00

FICO Score	Number of Loans	Current Principal Balance	% of Current Principal Balance
600 - 649	2	588,800.00	0.93
650 - 699	82	29,318,900.00	46.18
700 - 749	64	21,989,635.00	34.63
750 - 799	42	11,440,750.00	18.02
800 >=	1	155,900.00	0.25
Total:	191	63,493,985.00	100.00

Minimum: 634
Maximum: 808
Weighted Average: 711
% UPB missing FICOs: 0.0

DMSI 04-4 Group 4 - 3/6 Greenpoint

Origination Date	Number of Loans	Current Principal Balance	% of Current Principal Balance
0000-00	3	1,478,000.00	2.33
2003-06	1	403,600.00	0.64
2003-07	1	269,585.00	0.42
2003-08	1	228,000.00	0.36
2004-02	2	616,800.00	0.97
2004-03	104	31,686,550.00	49.90
2004-04	79	28,811,450.00	45.38
Total:	191	63,493,985.00	100.00

Seasoning	Number of Loans	Current Principal Balance	% of Current Principal Balance
<= 0	183	60,498,000.00	95.28
1 - 3	4	1,706,800.00	2.69
4 - 6	1	388,000.00	0.61
7 - 9	3	901,185.00	1.42
Total:	191	63,493,985.00	100.00

Months to Rate Adjustment	Number of Loans	Current Principal Balance	% of Current Principal Balance
27	1	403,600.00	0.64
28	1	269,585.00	0.42
29	1	228,000.00	0.36
32	1	388,000.00	0.61
33	2	1,090,000.00	1.72
35	2	616,800.00	0.97
36	111	33,140,700.00	52.20
37	72	27,357,300.00	43.09
Total:	191	63,493,985.00	100.00

Product Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
ARM - 3 Year/6 Month	7	2,568,450.00	4.05
ARM - 3 Year/6 Month - IO	184	60,925,535.00	95.95
Total:	191	63,493,985.00	100.00

Doc Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Full/Alt	74	27,976,294.00	91.16
Stated Documentation	6	2,711,400.00	8.84
Total:	80	30,687,694.00	100.00

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary	78	29,911,694.00	97.47
Second Home	2	776,000.00	2.53
Total:	80	30,687,694.00	100.00

Current Principal Bal($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
1 - 100,000	1	93,000.00	0.30
100,001 - 200,000	8	1,212,850.00	3.95
200,001 - 300,000	19	5,047,694.00	16.45
300,001 - 400,000	20	7,206,250.00	23.48
400,001 - 500,000	18	7,798,800.00	25.41
500,001 - 600,000	9	4,992,950.00	16.27
600,001 - 700,000	1	700,000.00	2.28
800,001 - 900,000	2	1,656,150.00	5.40
900,001 - 1,000,000	2	1,980,000.00	6.45
Total:	80	30,687,694.00	100.00

Minimum: 93,000.00
Maximum: 1,000,000.00
Average: 383,596.18

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Refinance - Rate Term	34	13,871,850.00	45.20
Purchase	33	12,863,644.00	41.92
Refinance - Cashout	13	3,952,200.00	12.88
Total:	80	30,687,694.00	100.00

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single Family Residence	43	16,137,900.00	52.59
PUD	29	11,087,394.00	36.13
Condo	6	2,515,700.00	8.20
2-4 Family	2	946,700.00	3.08
Total:	80	30,687,694.00	100.00

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
4.001 - 4.500	3	1,707,650.00	5.56
4.501 - 5.000	42	15,212,644.00	49.57
5.001 - 5.500	29	12,124,300.00	39.51
5.501 - 6.000	6	1,643,100.00	5.35
Total:	80	30,687,694.00	100.00

Minimum: 4.500
Maximum: 5.875
Weighted Average: 5.037

Originator	Number of Loans	Current Principal Balance	% of Current Principal Balance
Natcity	77	29,119,694.00	94.89
GreenPoint Mortgage Funding, Inc.	3	1,568,000.00	5.11
Total:	80	30,687,694.00	100.00

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 - 60.00	10	4,073,050.00	13.27
60.01 - 70.00	18	7,923,100.00	25.82
70.01 - 80.00	51	18,530,044.00	60.38
90.01 - 95.00	1	161,500.00	0.53
Total:	80	30,687,694.00	100.00

Minimum: 38.32
Maximum: 95.00
Weighted Average by Original Balance: 72.27

Top States	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	16	7,289,550.00	23.75
Virginia	13	4,936,900.00	16.09
Texas	11	4,061,400.00	13.23
Georgia	9	3,671,844.00	11.97
Maryland	5	2,319,700.00	7.56
Florida	3	1,149,800.00	3.75
Other	23	7,258,500.00	23.65
Total:	80	30,687,694.00	100.00

FICO Score	Number of Loans	Current Principal Balance	% of Current Principal Balance
600 - 649	2	744,400.00	2.43
650 - 699	14	4,744,700.00	15.46
700 - 749	26	10,794,650.00	35.18
750 - 799	36	13,711,344.00	44.68
800 >=	2	692,600.00	2.26
Total:	80	30,687,694.00	100.00

Minimum: 645
Maximum: 808
Weighted Average: 738
% UPB missing FICOs: 0.0

Origination Date	Number of Loans	Current Principal Balance	% of Current Principal Balance
2003-11	1	400,000.00	1.30
2004-02	27	11,073,194.00	36.08
2004-03	52	19,214,500.00	62.61
Total:	80	30,687,694.00	100.00

Seasoning	Number of Loans	Current Principal Balance	% of Current Principal Balance
<= 0	40	15,597,050.00	50.83
1 - 3	39	14,690,644.00	47.87
4 - 6	1	400,000.00	1.30
Total:	80	30,687,694.00	100.00

Months to Rate Adjustment	Number of Loans	Current Principal Balance	% of Current Principal Balance
80	1	400,000.00	1.30
83	39	14,690,644.00	47.87
84	40	15,597,050.00	50.83
Total:	80	30,687,694.00	100.00

Product Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
ARM - 7 Year/6 Month - IO	3	1,568,000.00	5.11
ARM - 7 Year/1 year - IO	42	14,782,044.00	48.17
ARM - 7 Year/1 Year	35	14,337,650.00	46.72
Total:	80	30,687,694.00	100.00

Doc Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Stated Documentation	142	49,716,100.00	73.66
Full/Alt	63	17,781,700.00	26.34
Total:	205	67,497,800.00	100.00

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary	198	65,390,100.00	96.88
Investment	7	2,107,700.00	3.12
Total:	205	67,497,800.00	100.00

Current Principal Bal($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
1 - 100,000	8	649,250.00	0.96
100,001 - 200,000	55	8,406,450.00	12.45
200,001 - 300,000	42	10,485,750.00	15.53
300,001 - 400,000	32	11,305,350.00	16.75
400,001 - 500,000	33	14,680,950.00	21.75
500,001 - 600,000	20	10,805,650.00	16.01
600,001 - 700,000	7	4,503,500.00	6.67
700,001 - 800,000	5	3,891,000.00	5.76
800,001 - 900,000	1	860,000.00	1.27
900,001 - 1,000,000	2	1,909,900.00	2.83
Total:	205	67,497,800.00	100.00

Minimum: 65,600.00
Maximum: 999,900.00
Average: 329,257.56

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	102	29,020,850.00	43.00
Refinance - Rate Term	59	21,569,200.00	31.96
Refinance - Cashout	44	16,907,750.00	25.05
Total:	205	67,497,800.00	100.00

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single Family Residence	134	46,202,550.00	68.45
PUD	37	10,822,900.00	16.03
Condo	33	9,472,450.00	14.03
2-4 Family	1	999,900.00	1.48
Total:	205	67,497,800.00	100.00

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
3.501 - 4.000	1	172,800.00	0.26
4.001 - 4.500	34	12,960,850.00	19.20
4.501 - 5.000	95	33,803,900.00	50.08
5.001 - 5.500	53	15,964,100.00	23.65
5.501 - 6.000	20	4,208,150.00	6.23
6.001 - 6.500	2	388,000.00	0.57
Total:	205	67,497,800.00	100.00

Minimum: 3.875
Maximum: 6.250
Weighted Average: 4.912

Originator	Number of Loans	Current Principal Balance	% of Current Principal Balance
GreenPoint Mortgage Funding, Inc.	205	67,497,800.00	100.00
Total:	205	67,497,800.00	100.00

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 - 60.00	1	149,500.00	0.22
60.01 - 70.00	13	7,495,400.00	11.10
70.01 - 80.00	191	59,852,900.00	88.67
Total:	205	67,497,800.00	100.00

Minimum: 57.06
Maximum: 80.00
Weighted Average by Original Balance: 77.39

Top States	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	105	43,486,400.00	64.43
Virginia	9	3,283,400.00	4.86
Washington	14	2,703,100.00	4.00
Colorado	9	2,656,000.00	3.93
Maryland	5	2,077,300.00	3.08
Georgia	10	2,001,550.00	2.97
Other	53	11,290,050.00	16.73
Total:	205	67,497,800.00	100.00

FICO Score	Number of Loans	Current Principal Balance	% of Current Principal Balance
600 - 649	5	1,621,900.00	2.40
650 - 699	76	24,859,750.00	36.83
700 - 749	76	24,642,750.00	36.51
750 - 799	48	16,373,400.00	24.26
Total:	205	67,497,800.00	100.00

Minimum: 636
Maximum: 792
Weighted Average: 716
% UPB missing FICOs: 0.0

Origination Date	Number of Loans	Current Principal Balance	% of Current Principal Balance
2003-07	1	999,900.00	1.48
2004-02	1	268,000.00	0.40
2004-03	126	39,134,550.00	57.98
2004-04	77	27,095,350.00	40.14
Total:	205	67,497,800.00	100.00

Seasoning	Number of Loans	Current Principal Balance	% of Current Principal Balance
<= 0	204	66,497,900.00	98.52
7 - 9	1	999,900.00	1.48
Total:	205	67,497,800.00	100.00

Months to Rate Adjustment	Number of Loans	Current Principal Balance	% of Current Principal Balance
52	1	999,900.00	1.48
60	133	41,219,450.00	61.07
61	71	25,278,450.00	37.45
Total:	205	67,497,800.00	100.00

Product Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
ARM - 5 Year/6 Month	13	4,171,400.00	6.18
ARM - 5 Year/6 Month - IO	192	63,326,400.00	93.82
Total:	205	67,497,800.00	100.00